UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the period ended June 30, 2021

Commission File Number: 001-34661

Newegg Commerce, Inc.

(Translation of registrant’s name in English)

17560 Rowland Street, City of Industry, CA 91748

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

Newegg Commerce, Inc. (the “Company”) is furnishing this report on Form 6-K/A to amend its Form 6-K report furnished on August 27, 2021 to restate its financial results as of June 30, 2021 (the “June Report”). The Company elected to restate its Consolidated Balance Sheet as of June 30, 2021 due to errors related to the timing of recognizing rights of use assets, current and noncurrent lease liabilities, which impacted one financial statement line item within total assets and two financial statement line items within total liabilities. The restatement only impacts these line items within the Consolidated Balance Sheet, and no other financial statements are impacted. The restatement has no impact on the audited annual financial statements for 2020 and 2019. The information being furnished in this Form 6-K/A replaces and supersedes the same information which had been previously provided in the June Report, and such information which has been so replaced and superseded should no longer be relied upon.

For convenience of the reader, this Amendment sets forth the June Report in its entirety, as modified where necessary to reflect the restatement. Details on the restatement and its impact on the Consolidated Balance Sheet are included in Note 2 – Restatement of the Previously Issued Financial Statements. The following items have been restated:

●	Consolidated Balance Sheet as of June 30, 2021; and

●	Note 2 and Note 10 to the Consolidated Financial Statements;

INFORMATION CONTAINED IN THIS FORM 6-K/A REPORT

This report contains Newegg Commerce, Inc.’s restated interim report as of June 30, 2021 which replaces and supersedes the June Report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Consolidated Financial Statements as of June 30, 2021 and for the six months ended June 30, 2021 and 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Newegg Commerce, Inc.

November 15, 2021	By:	/s/ Robert Chang
Robert Chang
Chief Financial Officer

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